Exhibit 99.1

Optimi Health Secures Ibogaine Supply and Commences Finished Drug Product Development

Recent US executive order named ibogaine compounds among the psychedelic therapies prioritized for accelerated FDA review and expanded patient access

Ibogaine is under investigation to treat PTSD, opioid use disorder and traumatic brain injury

VANCOUVER, British Columbia, June 8, 2026 – via IBN – Optimi Health Corp. (NASDAQ: OPTH) (CSE: OPTI) (FSE: 8BN0) (the “Company” or “Optimi”), a commercial-stage pharmaceutical manufacturer of regulated psychedelic drug products, today provided an update on its recently announced Ibogaine Initiative. Optimi has secured naturally derived ibogaine from two sources, in both hydrochloride (HCl) and freebase form. Development work on the finished drug product is anticipated to commence this summer at the Company’s GMP facility in British Columbia, Canada.

“We are seeing a growing number of research institutions interested in ibogaine, and there is real public funding behind it now, including the $50 million program in Texas[1],” said Dane Stevens, CEO and Co-Founder of Optimi. “We are excited to develop and supply this product from Canada, where we have the facility, the licensing, and the experience to make it into standardized pharmaceutical dosages.”

Two dosage sizes, 50mg and 100mg, are planned in encapsulated format. The in-house development program covers standard operating procedures (SOPs) for finished drug encapsulation, dosage strengths, bottling, labeling, and packaging, alongside validation of the Company’s manufacturing and analytical testing methods. The Company will provide an update upon completion of the program.

On April 18, 2026, a U.S. Executive Order named ibogaine compounds among the psychedelic therapies prioritized for accelerated Food and Drug Administration review and expanded patient access, and directed federal funding to match state investments in psychedelic research.[2] This has intensified attention on ibogaine and on the need for a reliable, GMP-grade supply.

In Canada, ibogaine is not a controlled substance under Canada’s Controlled Drugs and Substances Act[3]; rather, it is regulated under the Food and Drugs Act (Canada) and is listed on Health Canada’s Prescription Drug List.[4] In contrast, ibogaine remains a Schedule I substance in the United States. Combined with Optimi’s GMP infrastructure and current Health Canada licensing, this regulatory environment positions Canada, and Optimi specifically, as an advantageous base for the compliant manufacture and supply of ibogaine to support research and regulated access.

Ibogaine is a naturally occurring alkaloid derived from the root bark of the Tabernanthe iboga shrub, native to Central and West Africa. It has been studied for its potential to interrupt opioid withdrawal and craving, and for its effects on substance-use disorders, post-traumatic stress disorder (PTSD), and traumatic brain injury (TBI). A 2024 Stanford-led study of U.S. Special Operations veterans, published in Nature Medicine, reported reductions in PTSD, depression, anxiety, and functional disability in a cohort following a single ibogaine treatment protocol.[5]

Optimi is developing its ibogaine product at the Company’s wholly owned GMP facility, which it also uses to manufacture psilocybin and MDMA. The Company supplies finished drug products and active pharmaceutical ingredients for clinical research and regulated patient access. Inquiries regarding product for special access programs and clinical trial supply may be directed to sales@optimihealth.ca.

About Optimi Health Corp.

Optimi Health Corp. (NASDAQ: OPTH) (CSE: OPTI) (FSE: 8BN0) is a commercial-stage pharmaceutical company focused on manufacturing and distributing GMP-grade psychedelic drug products for mental health therapies. As a Health Canada-licensed pharmaceutical manufacturer, Optimi produces validated MDMA and botanical psilocybin drug products at its GMP-compliant facilities in British Columbia, Canada.

Optimi supplies both active pharmaceutical ingredients and finished dosage forms to regulated clinical and therapeutic programs internationally, with products currently prescribed to patients in Australia under the country’s Authorized Prescriber Scheme and accessible in Canada through the Special Access Program.

For more information, please visit www.optimihealth.ca or optimi.net.

For more information, please contact:

Dane Stevens, CEO

Optimi Health Corp.

(778) 761-4551

investors@optimihealth.ca

www.optimihealth.ca

Notes and Sources

[1] UTHealth Houston. “UTHealth Houston, in collaboration with UTMB Health, awarded $50 million by the state of Texas to lead ibogaine clinical trials.”

[2] The White House. “Accelerating Medical Treatments for Serious Mental Illness.” Presidential Actions, April 18, 2026. https://www.whitehouse.gov/presidential-actions/2026/04/accelerating-medical-treatments-for-serious-mental-illness/

[3] Government of Canada. Controlled Drugs and Substances Act. Ibogaine is not listed in the schedules to the Act. https://laws-lois.justice.gc.ca/eng/acts/c-38.8/

[4] Health Canada. “Notice-Prescription Drug List (PDL): Multiple additions” (2017). https://www.canada.ca/en/health-canada/services/drugs-health-products/drug-products/prescription-drug-list/notice-prescription-drug-list-multiple-additions-2.html

https://www.uth.edu/news/story/uthealth-houston-in-collaboration-with-utmb-health-awarded-50-million-by-the-state-of-texas-to-lead-ibogaine-clinical-trials

[5] Cherian, K.N., et al. “Magnesium-ibogaine therapy in veterans with traumatic brain injuries.” Nature Medicine (2024). https://www.nature.com/articles/s41591-023-02705-w

Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws, including statements regarding the Company’s development of an ibogaine initiative, ability to supply finished product and the anticipated benefits and uses of ibogaine and the Company’s ibogaine initiative. Forward-looking statements are often identified by words such as “expects,” “anticipates,” “believes,” “intends,” “plans,” “may,” “will,” “would,” “could,” or similar expressions. Forward-looking statements are based on several assumptions and are subject to a number of known and unknown risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking statements. Accordingly, there are or will be important factors that may cause actual results to differ from expected results. These factors include those described under “Risk Factors” in the Company’s registration statement on Form F-1, as amended, and other filings with the U.S. Securities and Exchange Commission made from time to time which are available at www.sec.gov or in the Company’s continuous disclosure filings available under its SEDAR+ profile at www.sedarplus.ca. These forward-looking statements reflect current expectations of management regarding future events and speak only as of the date of this press release. Except as expressly required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all of them or assess the impact of each factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement.

Neither the Canadian Securities Exchange nor the Canadian Investment Regulatory Organization accepts responsibility for the adequacy or accuracy of this release.

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